SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 24, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:
Nokia stock exchange releases dated July 24, 2014:
Nokia Corporation Interim Report for Q2 2014 and January-June 2014
Correction: Nokia Corporation Interim Report for Q2 2014 and January-June 2014

Nokia Corporation Interim Report for Q2 2014 and January-June 2014 [FULL REPORT ATTACHED TO THE STOCK EXCHANGE RELEASE]

STOCK EXCHANGE RELEASE

Nokia Corporation Interim Report for Q2 2014 and January-June 2014

Nokia Corporation
Interim Report
July 24, 2014 at 08.00 (CET+1)

This is a summary of the Nokia Corporation Interim Report for Q2 2014 and January-June 2014 published today. The complete Interim Report with tables for Q2 2014 and January-June 2014 is available at http://company.nokia.com/financials. Investors should not rely on summaries of Nokia’s interim reports only, but should review the full interim reports with tables.

Nokia Corporation Interim Report for Q2 2014 and January-June 2014

FINANCIAL AND OPERATING HIGHLIGHTS

Second quarter 2014 highlights for continuing operations:

• Non-IFRS diluted EPS in Q2 2014 of EUR 0.06 (EUR 0.05 in Q2 2013); reported diluted EPS of EUR -0.01 (EUR -0.02 in Q2 2013)

• Net sales in Q2 2014 of EUR 2.9 billion (EUR 3.2 billion in Q2 2013)

Nokia Networks

• In Q2 2014, Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 281 million, or 11.0% of net sales, compared to EUR 328 million, or 11.8% of net sales, in Q2 2013. The strong level of profitability for Nokia Networks in Q2 2014 and Q2 2013 was primarily due to operational efficiency which benefitted both gross margin and operating profit.

• Nokia Networks net sales in Q2 2014 were EUR 2.6 billion, compared to EUR 2.8 billion in Q2 2013.

• Excluding foreign currency fluctuations and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, Nokia Networks net sales would have increased 1% year-on-year.

HERE

• HERE net sales in Q2 2014 were approximately flat on a year-on-year basis. Excluding foreign currency fluctuations, HERE net sales in Q2 2014 would have increased 2% year-on-year.

• In Q2 2014, HERE sold map data licenses for the embedded navigation systems of 3.3 million new vehicles globally, compared to 2.7 million vehicles in Q2 2013.

• HERE continued to focus on investing in longer term transformational growth opportunities, and announced the acquisitions of Medio and Desti.

Nokia Technologies

• Nokia Technologies net sales increased sequentially in Q2 2014, primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft.

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Balance sheet highlights:

• Nokia ended Q2 2014 with a strong balance sheet and solid cash position with gross cash of EUR 9.0 billion and net cash of EUR 6.5 billion compared to EUR 6.9 billion and EUR 2.1 billion, respectively, at the end of Q1 2014.

• In Q2 2014, Nokia completed the sale of substantially all of the Devices & Services business to Microsoft. Of the approximately EUR 5.0 billion of net cash impact from the proceeds, approximately EUR 4.8 billion benefitted Q2 2014 with the balance expected to be received in the second half 2014. In connection with the completion of the transaction the EUR 1.5 billion Microsoft convertible bonds were repaid.

• During Q2 2014 we started the capital structure optimization program with the redemption of approximately EUR 950 million of Nokia Networks debt. As a result of this, Nokia no longer has material financial covenants.

January-June 2014 highlights for continuing operations:

Nokia continuing operations net sales in January-June 2014 were EUR 5.6 billion

• Nokia continuing operations net sales for the first half 2014 decreased 11% year-on-year.

• Reported EPS for the first half 2014 was EUR 0.02, compared to EUR -0.04 in the first half 2013.

Commenting on the second quarter results, Rajeev Suri, Nokia President and CEO, said:

Nokia’s second quarter performance shows the strength of the company today.

In Nokia Networks, our unique operating model has allowed us to deliver strong profitability while improving our topline trend. Maintaining this balance will remain a clear priority in the second half of the year, when we expect Networks to return to year-on-year growth. Our expectations for the full year 2014 have improved and we now expect full year underlying profitability for Networks to be at or slightly above our long term target range of 5 to 10 percent.

HERE demonstrated good year-on-year growth in its automotive business, and we continue to invest to expand in this area, as well as in the enterprise and consumer markets. The licensing and innovation engine of Nokia Technologies remains very much on track. We see opportunities to expand this business with both new and existing licensees, and the Technologies team continues to increase its industry-leading patent portfolio.

This performance, along with the many conversations I have had with customers, partners, employees and others in my first quarter as CEO, gives me a high degree of confidence about our future.

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SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS second quarter 2014 results(1)					Reported and Non-IFRS January - June 2014 results(1)
EUR million	Q2/14	Q2/13	YoY Change	Q1/14	QoQ Change	Q1- Q2/ 2014	Q1- Q2/ 2013	YoY Change
Continuing Operations
Net sales	2 942	3 155	-7%	2 664	10%	5 606	6 295	-11%
Gross margin % (non-IFRS)	44.0%	43.6%		45.7%		44.8%	41.4%
Operating expenses (non-IFRS)	-940	-1 009	-7%	- 925	2%	-1 865	-2 013	-7%
Operating profit (non-IFRS)	347	430	-19%	304	14%	651	684	-5%
Non-IFRS exclusions	62	419		62		125	702
Operating profit	284	12		242	17%	526	-18
EPS, EUR diluted (non-IFRS)	0.06	0.05	20%	0.04	50%	0.10	0.06	67%
EPS, EUR diluted (reported)	-0.01	-0.02		0.03		0.02	-0.04
Net cash from operating activities	1 455	—	—	198		1 653	—
Net cash and other liquid assets	6 497	4 067	60%	2 075	213%	6 497	4 067	60%

Discontinued Operations
Net sales	497	2 579	-81%	1 929	-74%	2 426	5 344	-55%
Operating profit (non-IFRS)	-110	-127		-306		-416	-200
Operating profit	3 075	-126		-326		2 749	-246
Net cash from operating activities	-664	—		- 336		-1 001	—

Nokia Group (continuing and discontinued operations)
EPS, EUR diluted (non-IFRS)	0.03	0.00		-0.04		-0.01	-0.01
EPS, EUR diluted (reported)	0.61	-0.06		-0.06		0.54	-0.13
Net cash from operating activities	790	-196		-138		652	10
Net cash and other liquid assets	6 497	4 067	60%	2 075	213%	6 497	4 067	60%

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Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Networks (formerly NSN) and (ii) all business acquisitions completed after June 30, 2008. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. More information, including a reconciliation of our Q2 2014 and Q2 2013 non-IFRS results to our reported results, can be found in our complete Q2 2014 report with tables on pages 21-27. A reconciliation of our Q1 2014 non-IFRS results to our reported results can be found in our complete Q1 2014 interim report with tables on pages 19-23 published on April 29, 2014.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and

5

communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) Nokia Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Nokia Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 24, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080
Investor Relations US, tel. +1 408 663 5685

Planned publication dates for interim reports in 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

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STOCK EXCHANGE RELEASE

Correction: Nokia Corporation Interim Report for Q2 2014 and January-June 2014

Nokia Corporation
Interim Report
July 24, 2014 at 09.50 (CET+1)

This is a correction to the summary interim report for Q2 2014 and January-June 2014 that was published today at 8:00am. This version is identical but now also includes the “Nokia Outlook” section.

This is a summary of the Nokia Corporation Interim Report for Q2 2014 and January-June 2014 published today. The complete Interim Report with tables for Q2 2014 and January-June 2014 is available at http://company.nokia.com/financials. Investors should not rely on summaries of Nokia’s interim reports only, but should review the full interim reports with tables.

Nokia Corporation Interim Report for Q2 2014 and January-June 2014

FINANCIAL AND OPERATING HIGHLIGHTS

Second quarter 2014 highlights for continuing operations:

• Non-IFRS diluted EPS in Q2 2014 of EUR 0.06 (EUR 0.05 in Q2 2013); reported diluted EPS of EUR -0.01 (EUR -0.02 in Q2 2013)
• Net sales in Q2 2014 of EUR 2.9 billion (EUR 3.2 billion in Q2 2013)

Nokia Networks

• In Q2 2014, Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 281 million, or 11.0% of net sales, compared to EUR 328 million, or 11.8% of net sales, in Q2 2013. The strong level of profitability for Nokia Networks in Q2 2014 and Q2 2013 was primarily due to operational efficiency which benefitted both gross margin and operating profit.
• Nokia Networks net sales in Q2 2014 were EUR 2.6 billion, compared to EUR 2.8 billion in Q2 2013.
• Excluding foreign currency fluctuations and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, Nokia Networks net sales would have increased 1% year-on-year.

HERE

• HERE net sales in Q2 2014 were approximately flat on a year-on-year basis. Excluding foreign currency fluctuations, HERE net sales in Q2 2014 would have increased 2% year-on-year.
• In Q2 2014, HERE sold map data licenses for the embedded navigation systems of 3.3 million new vehicles globally, compared to 2.7 million vehicles in Q2 2013.
• HERE continued to focus on investing in longer term transformational growth opportunities, and announced the acquisitions of Medio and Desti.

Nokia Technologies

• Nokia Technologies net sales increased sequentially in Q2 2014, primarily due to Microsoft becoming a

1

more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft.

Balance sheet highlights:

• Nokia ended Q2 2014 with a strong balance sheet and solid cash position with gross cash of EUR 9.0 billion and net cash of EUR 6.5 billion compared to EUR 6.9 billion and EUR 2.1 billion, respectively, at the end of Q1 2014.
• In Q2 2014, Nokia completed the sale of substantially all of the Devices & Services business to Microsoft. Of the approximately EUR 5.0 billion of net cash impact from the proceeds, approximately EUR 4.8 billion benefitted Q2 2014 with the balance expected to be received in the second half 2014. In connection with the completion of the transaction the EUR 1.5 billion Microsoft convertible bonds were repaid.
• During Q2 2014 we started the capital structure optimization program with the redemption of approximately EUR 950 million of Nokia Networks debt. As a result of this, Nokia no longer has material financial covenants.

January-June 2014 highlights for continuing operations:

Nokia continuing operations net sales in January-June 2014 were EUR 5.6 billion

• Nokia continuing operations net sales for the first half 2014 decreased 11% year-on-year.
• Reported EPS for the first half 2014 was EUR 0.02, compared to EUR -0.04 in the first half 2013.

Commenting on the second quarter results, Rajeev Suri, Nokia President and CEO, said:

Nokia’s second quarter performance shows the strength of the company today.

In Nokia Networks, our unique operating model has allowed us to deliver strong profitability while improving our topline trend. Maintaining this balance will remain a clear priority in the second half of the year, when we expect Networks to return to year-on-year growth. Our expectations for the full year 2014 have improved and we now expect full year underlying profitability for Networks to be at or slightly above our long term target range of 5 to 10 percent.

HERE demonstrated good year-on-year growth in its automotive business, and we continue to invest to expand in this area, as well as in the enterprise and consumer markets. The licensing and innovation engine of Nokia Technologies remains very much on track. We see opportunities to expand this business with both new and existing licensees, and the Technologies team continues to increase its industry-leading patent portfolio.

This performance, along with the many conversations I have had with customers, partners, employees and others in my first quarter as CEO, gives me a high degree of confidence about our future.

2

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS second quarter 2014 results(1)					Reported and Non-IFRS January - June 2014 results(1)
EUR million	Q2/14	Q2/13	YoY Change	Q1/14	QoQ Change	Q1- Q2/ 2014	Q1- Q2/ 2013	YoY Change
Continuing Operations
Net sales	2 942	3 155	-7%	2 664	10%	5 606	6 295	-11%
Gross margin % (non-IFRS)	44.0%	43.6%		45.7%		44.8%	41.4%
Operating expenses (non-IFRS)	-940	-1 009	-7%	- 925	2%	-1 865	-2 013	-7%
Operating profit (non-IFRS)	347	430	-19%	304	14%	651	684	-5%
Non-IFRS exclusions	62	419		62		125	702
Operating profit	284	12		242	17%	526	-18
EPS, EUR diluted (non-IFRS)	0.06	0.05	20%	0.04	50%	0.10	0.06	67%
EPS, EUR diluted (reported)	-0.01	-0.02		0.03		0.02	-0.04
Net cash from operating activities	1 455	—	—	198		1 653	—
Net cash and other liquid assets	6 497	4 067	60%	2 075	213%	6 497	4 067	60%

Discontinued Operations
Net sales	497	2 579	-81%	1 929	-74%	2 426	5 344	-55%
Operating profit (non-IFRS)	-110	-127		-306		-416	-200
Operating profit	3 075	-126		-326		2 749	-246
Net cash from operating activities	-664	—		- 336		-1 001	—

Nokia Group (continuing and discontinued operations)
EPS, EUR diluted (non-IFRS)	0.03	0.00		-0.04		-0.01	-0.01
EPS, EUR diluted (reported)	0.61	-0.06		-0.06		0.54	-0.13
Net cash from operating activities	790	-196		-138		652	10
Net cash and other liquid assets	6 497	4 067	60%	2 075	213%	6 497	4 067	60%

3

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Networks (formerly NSN) and (ii) all business acquisitions completed after June 30, 2008. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. More information, including a reconciliation of our Q2 2014 and Q2 2013 non-IFRS results to our reported results, can be found in our complete Q2 2014 report with tables on pages 21-27. A

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reconciliation of our Q1 2014 non-IFRS results to our reported results can be found in our complete Q1 2014 interim report with tables on pages 19-23 published on April 29, 2014.

NOKIA OUTLOOK

• Nokia now expects Nokia Networks’ non-IFRS operating margin for the full year 2014 to be at or slightly above the high end of Nokia Networks’ targeted long-term non-IFRS operating margin range of 5% to 10%. This compares to Nokia’s previous outlook for Nokia Networks non-IFRS operating margin for the full year 2014 to be towards the higher end of Nokia Networks’ targeted long-term non-IFRS operating margin range of 5% to 10%. In addition, Nokia expects Nokia Networks’ net sales to grow on a year-on-year basis in the second half 2014. This outlook is based on Nokia’s first half 2014 financial performance, as well as Nokia’s expectations regarding a number of factors, including:

•                      competitive industry dynamics;

•                      product and regional mix;

•                      a higher proportion of major new network deployment projects; and

•                      expected continued operational improvement.

•                      During 2014, Nokia continues to expect HERE to invest to capture longer term transformational growth opportunities. This is expected to negatively affect HERE’s 2014 non-IFRS operating margin.

• Nokia expects Nokia Technologies’ annualized net sales to continue at a run rate of approximately EUR 600 million during 2014.

•Nokia currently expects financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to approximately EUR 40 million on a quarterly basis, subject to changes in foreign exchange rates and the level of interest bearing liabilities.

•On a non-IFRS basis, until a pattern of tax profitability is re-established in Finland, Nokia continues to expect to record approximately EUR 250 million of annualized tax expense for its continuing operations. This corresponds to the anticipated cash tax obligations for Nokia Networks, HERE and Nokia Technologies. After a pattern of tax profitability is re-established in Finland, Nokia expects to record tax expenses at a long-term effective tax rate of approximately 25%. However, Nokia’s cash tax obligations are expected to remain at approximately EUR 250 million annually until Nokia’s currently unrecognized Finnish deferred tax assets have been fully utilized. At the end of the second quarter 2014, Nokia had approximately EUR 2.0 billion of unrecognized Finnish deferred tax assets that would be available against approximately EUR 9.9 billion of taxable profits.

•In the third quarter 2014, Nokia paid a special dividend of approximately EUR 1 billion (EUR 0.26 per share) and an ordinary dividend of approximately EUR 400 million (EUR 0.11 per share), as approved by shareholders at the 2014 Annual General Meeting. At the 2014 Annual General Meeting, shareholders also approved a share repurchase authorization, and Nokia plans to commence the repurchases following the publication of interim results for the second quarter 2014.

5

•Nokia continues to expect full year 2014 capital expenditures for continuing operations to be approximately EUR 200 million, primarily attributable to Nokia Networks.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services

6

across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) Nokia Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Nokia Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 24, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080
Investor Relations US, tel. +1 408 663 5685

7

Planned publication dates for interim reports in 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

8

Nokia Corporation INTERIM REPORT July 24, 2014 at 08:00 (CET +1)

Nokia Corporation Interim Report for Q2 2014 and January-June 2014

FINANCIAL AND OPERATING HIGHLIGHTS

Second quarter 2014 highlights for continuing operations:

•                  Non-IFRS diluted EPS in Q2 2014 of EUR 0.06 (EUR 0.05 in Q2 2013); reported diluted EPS of EUR -0.01
(EUR -0.02 in Q2 2013)

•                  Net sales in Q2 2014 of EUR 2.9 billion (EUR 3.2 billion in Q2 2013)

Nokia Networks

•                  In Q2 2014, Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 281 million, or 11.0% of net sales, compared to EUR 328 million, or 11.8% of net sales, in Q2 2013. The strong level of profitability for Nokia Networks in Q2 2014 and Q2 2013 was primarily due to operational efficiency which benefitted both gross margin and operating profit.

•                  Nokia Networks net sales in Q2 2014 were EUR 2.6 billion, compared to EUR 2.8 billion in Q2 2013.

•                  Excluding foreign currency fluctuations and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, Nokia Networks net sales would have increased 1% year-on-year.

HERE

•                  HERE net sales in Q2 2014 were approximately flat on a year-on-year basis. Excluding foreign currency fluctuations, HERE net sales in Q2 2014 would have increased 2% year-on-year.

•                  In Q2 2014, HERE sold map data licenses for the embedded navigation systems of 3.3 million new vehicles globally, compared to 2.7 million vehicles in Q2 2013.

•                  HERE continued to focus on investing in longer term transformational growth opportunities, and announced the acquisitions of Medio and Desti.

Nokia Technologies

•                  Nokia Technologies net sales increased sequentially in Q2 2014, primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft.

Balance sheet highlights:

•                  Nokia ended Q2 2014 with a strong balance sheet and solid cash position with gross cash of EUR 9.0 billion and net cash of EUR 6.5 billion compared to EUR 6.9 billion and EUR 2.1 billion, respectively, at the end of Q1 2014.

•                  In Q2 2014, Nokia completed the sale of substantially all of the Devices & Services business to Microsoft. Of the approximately EUR 5.0 billion of net cash impact from the proceeds, approximately EUR 4.8 billion benefitted Q2 2014 with the balance expected to be received in the second half 2014. In connection with the completion of the transaction the EUR 1.5 billion Microsoft convertible bonds were repaid.

•                  During Q2 2014 we started the capital structure optimization program with the redemption of approximately EUR 950 million of Nokia Networks debt. As a result of this, Nokia no longer has material financial covenants.

January-June 2014 highlights for continuing operations:

Nokia continuing operations net sales in January-June 2014 were EUR 5.6 billion

•                  Nokia continuing operations net sales for the first half 2014 decreased 11% year-on-year.

•                  Reported EPS for the first half 2014 was EUR 0.02, compared to EUR -0.04 in the first half 2013.

Commenting on the second quarter results, Rajeev Suri, Nokia President and CEO, said:

Nokia’s second quarter performance shows the strength of the company today.

In Nokia Networks, our unique operating model has allowed us to deliver strong profitability while improving our topline trend. Maintaining this balance will remain a clear priority in the second half of the year, when we expect Networks to return to year-on-year growth. Our expectations for the full year 2014 have improved and we now expect full year underlying profitability for Networks to be at or slightly above our long term target range of 5 to 10 percent.

HERE demonstrated good year-on-year growth in its automotive business, and we continue to invest to expand in this area, as well as in the enterprise and consumer markets. The licensing and innovation engine of Nokia Technologies remains very much on track. We see opportunities to expand this business with both new and existing licensees, and the Technologies team continues to increase its industry-leading patent portfolio.

This performance, along with the many conversations I have had with customers, partners, employees and others in my first quarter as CEO, gives me a high degree of confidence about our future.

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS second quarter 2014 results(1-4)					Reported and Non-IFRS January - June 2014 results(1-4)
EUR million	Q2/14	Q2/13	YoY Change	Q1/14	QoQ Change	Q1- Q2/2014	Q1- Q2/2013	YoY Change
Continuing Operations
Net sales	2 942	3 155	-7%	2 664	10%	5 606	6 295	-11%
Gross margin % (non-IFRS)	44.0%	43.6%		45.7%		44.8%	41.4%
Operating expenses (non-IFRS)	-940	-1 009	-7%	-925	2%	-1 865	-2 013	-7%
Operating profit (non-IFRS)	347	430	-19%	304	14%	651	684	-5%
Non-IFRS exclusions	62	419		62		125	702
Operating profit	284	12		242	17%	526	-18
EPS, EUR diluted (non-IFRS)	0.06	0.05	20%	0.04	50%	0.10	0.06	67%
EPS, EUR diluted (reported)	-0.01	-0.02		0.03		0.02	-0.04
Net cash from operating activities(5)	1 455	—	—	198		1 653	—
Net cash and other liquid assets(6)	6 497	4 067	60%	2 075	213%	6 497	4 067	60%
Nokia Networks
Net sales	2 566	2 781	-8%	2 328	10%	4 894	5 585	-12%
Mobile Broadband net sales	1 357	1 281	6%	1 250	9%	2 607	2 525	3%
Global Services net sales	1 189	1 459	-19%	1 069	11%	2 258	2 882	-22%
Gross margin % (non-IFRS)	38.1%	38.3%		39.6%		38.8%	36.1%
Operating profit (non-IFRS)	281	328	-14%	216	30%	497	524	-5%
Operating margin % (non-IFRS)	11.0%	11.8%		9.3%		10.2%	9.4%
HERE
Net sales	232	233	0%	209	11%	441	449	-2%
Gross margin % (non-IFRS)	74.7%	75.6%		77.7%		76.1%	75.7%
Operating profit (non-IFRS)	0	8		10		10	3	233%
Operating margin % (non-IFRS)	0.0%	3.4%		4.8%		2.3%	0.7%
Nokia Technologies
Net sales	147	145	1%	131	12%	278	268	4%
Gross margin % (non-IFRS)	98.6%	94.5%		98.5%		98.6%	96.3%
Operating profit (non-IFRS)	96	90	7%	86	12%	182	164	11%
Operating margin % (non-IFRS)	65.3%	62.1%		65.6%		65.5%	61.2%
Discontinued Operations
Net sales	497	2 579	-81%	1 929	-74%	2 426	5 344	-55%
Operating profit (non-IFRS)	-110	-127		-306		-416	-200
Operating profit	3 075	-126		-326		2 749	-246
Net cash from operating activities(5)	-664	—		-336		-1 001	—
Nokia Group (continuing and discontinued operations)
EPS, EUR diluted (non-IFRS)	0.03	0.00		-0.04		-0.01	-0.01
EPS, EUR diluted (reported)	0.61	-0.06		-0.06		0.54	-0.13
Net cash from operating activities	790	-196		-138		652	10
Net cash and other liquid assets(6)	6 497	4 067	60%	2 075	213%	6 497	4 067	60%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Networks (formerly NSN) and (ii) all business acquisitions completed after June 30, 2008. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q2 2014 and Q2 2013 non-IFRS results to our reported results, can be found in tables on pages 22-27. A reconciliation of our Q1 2014 non-IFRS results to our reported results can be found in our complete Q1 2014 interim report with tables on pages 19-23 published on April 29, 2014.

Note 2 relating to non-IFRS exclusions for continuing operations:

Q2 2014 — EUR 62 million (net) adjustments to operating profit consisting of:

•                  EUR 34 million restructuring charge and other associated items in Nokia Networks

•                  EUR 1 million restructuring charge in HERE

•                  EUR 8 million of transaction and other related costs in Corporate Common resulting from the sale of Devices & Services business to Microsoft

•                  EUR 5 million of transaction and other related costs in HERE resulting from the sale of Devices & Services business to Microsoft

•                  EUR 3 million gain on sale of fixed assets in Corporate Common

•                  EUR 14 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

In addition, non-IFRS items include the following adjustments to financial income and expenses:

•                  EUR 57 million accounting charge related to the repayment of EUR 1 500 million convertible bonds issued to Microsoft

•                  EUR 123 million financial expense related to the redemption of all material Nokia Networks’ borrowings

Q1 2014 — EUR 62 million (net) consisting of:

•                  EUR 15 million restructuring charge and other associated items in Nokia Networks

•                  EUR 3 million restructuring charge in HERE

•                  EUR 9 million of transaction and other related costs in Corporate Common resulting from the sale of Devices & Services business to Microsoft

•                  EUR 3 million of transaction and other related costs in Nokia Technologies resulting from the sale of Devices & Services business to Microsoft

•                  EUR 6 million of transaction and other related costs in HERE resulting from the sale of Devices & Services business to Microsoft

•                  EUR 22 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q2 2013 — EUR 417 million (net) consisting of:

•                  EUR 157 million restructuring charge and other associated items in Nokia Networks

•                  EUR 151 million losses related to divestments of businesses in Nokia Networks

•                  EUR 10 million restructuring charge in HERE

•                  EUR 12 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

Note 3 relating to non-IFRS exclusions for discontinuing operations:

Q2 2014 — EUR 3 185 million (net negative) adjustments to operating profit consisting of:

•                  EUR 15 million of transaction and transaction related costs resulting from the sale of Devices & Services business to Microsoft

•                  EUR 3 200 million relating to the gain from the sale of Devices & Services business to Microsoft and transaction related impairments and restructurings in Korea and India

In addition, non-IFRS items include the following adjustments resulting from the sale of Devices & Services business to Microsoft to financial income and expenses and taxes:

•                  EUR 211 million of reclassification of exchange losses from other comprehensive income to profit and loss

•                 EUR 331 million of tax expense resulting from the sale of the Devices & Services business

Q1 2014 — EUR 19 million (net) consisting of:

•                  EUR 19 million of transaction and other related costs resulting from the sale of Devices & Services business to Microsoft

Q2 2013 — EUR 1 million (net) consisting of:

•                  EUR 1 million of intangible assets amortization and other purchase price accounting related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Note 4 relating to operational and reporting structure: We have three businesses: Nokia Networks, HERE, and Nokia Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies. We also present certain segment data for discontinued operations. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.  Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration.  HERE focuses on the development of location intelligence, location-based services and local commerce. Nokia Technologies is built on Nokia’s Chief Technology Office and intellectual property rights and licensing activities. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, as well as Optical Nokia Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business. Additionally, as a result of the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”), we report certain separate information for discontinued operations. As the Sale of the D&S Business closed on April 25, 2014, i.e. shortly after the end of the first quarter 2014, the financial results of the discontinued operations in the second quarter of 2014 and the first half of 2014 are not comparable to the financial results of the discontinued operations in previous periods. On August 7, 2013 Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens and renamed the company Nokia Solutions and Networks, also referred to as NSN. NSN was consolidated by Nokia prior to this transaction. After the closing of the Sale of the D&S Business, NSN was renamed Nokia Networks. Beginning in the third quarter of 2013, Nokia has reported financial information for the two operating and reportable segments within Nokia Networks; Mobile Broadband and Global Services. Beginning in the fourth quarter of 2013, the Devices & Services business has been reported as discontinued operations. To reflect these changes, historical results information for past periods has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. When presenting financial information and comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they are named currently.

Note 5 relating to continuing and discontinuing operations net cash from operating activities: No comparative data available for quarterly information in 2013.

Note 6 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 39.

NOKIA OUTLOOK

•                  Nokia now expects Nokia Networks’ non-IFRS operating margin for the full year 2014 to be at or slightly above the high end of Nokia Networks’ targeted long-term non-IFRS operating margin range of 5% to 10%. This compares to Nokia’s previous outlook for Nokia Networks non-IFRS operating margin for the full year 2014 to be towards the higher end of Nokia Networks’ targeted long-term non-IFRS operating margin range of 5% to 10%. In addition, Nokia expects Nokia Networks’ net sales to grow on a year-on-year basis in the second half 2014. This outlook is based on Nokia’s first half 2014 financial performance, as well as Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  a higher proportion of major new network deployment projects; and

•                  expected continued operational improvement.

•                  During 2014, Nokia continues to expect HERE to invest to capture longer term transformational growth opportunities. This is expected to negatively affect HERE’s 2014 non-IFRS operating margin.

•                  Nokia expects Nokia Technologies’ annualized net sales to continue at a run rate of approximately EUR 600 million during 2014.

•                  Nokia currently expects financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to approximately EUR 40 million on a quarterly basis, subject to changes in foreign exchange rates and the level of interest bearing liabilities.

•                  On a non-IFRS basis, until a pattern of tax profitability is re-established in Finland, Nokia continues to expect to record approximately EUR 250 million of annualized tax expense for its continuing operations. This corresponds to the anticipated cash tax obligations for Nokia Networks, HERE and Nokia Technologies. After a pattern of tax profitability is re-established in Finland, Nokia expects to record tax expenses at a long-term effective tax rate of approximately 25%. However, Nokia’s cash tax obligations are expected to remain at approximately EUR 250 million annually until Nokia’s currently unrecognized Finnish deferred tax assets have been fully utilized. At the end of the second quarter 2014, Nokia had approximately EUR 2.0 billion of unrecognized Finnish deferred tax assets that would be available against approximately EUR 9.9 billion of taxable profits.

•                  In the third quarter 2014, Nokia paid a special dividend of approximately EUR 1 billion (EUR 0.26 per share) and an ordinary dividend of approximately EUR 400 million (EUR 0.11 per share), as approved by shareholders at the 2014 Annual General Meeting. At the 2014 Annual General Meeting, shareholders also approved a share repurchase authorization, and Nokia plans to commence the repurchases following the publication of interim results for the second quarter 2014.

•                  Nokia continues to expect full year 2014 capital expenditures for continuing operations to be approximately EUR 200 million, primarily attributable to Nokia Networks.

SECOND QUARTER 2014 FINANCIAL AND OPERATING DISCUSSION

NOKIA’S CONTINUING OPERATIONS

See note 4 to our Summary Financial Information table above concerning our current operational and reporting structure. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1, 2 and 3 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

Net sales

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

SECOND QUARTER 2014 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Continuing operations net sales – reported	-7%	10%
Continuing operations net sales – constant currency (1)	-2%	12%

Nokia Networks net sales – reported	-8%	10%
Nokia Networks net sales – constant currency(1)	-2%	12%

HERE net sales – reported	0%	11%
HERE net sales – constant currency(1)	2%	12%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s continuing operations net sales decreased 7% year-on-year and increased 10% sequentially. At constant currency Nokia’s continuing operations net sales would have decreased 2% year-on-year and increased 12% sequentially.

The year-on-year decrease in Nokia’s continuing operations net sales in the second quarter 2014 was due to lower net sales in Nokia Networks. The decrease in Nokia Networks’ net sales in the second quarter 2014 was primarily driven by lower net sales in Global Services and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, partially offset by higher net sales in Mobile Broadband.

The sequential increase in Nokia’s continuing operations net sales in the second quarter 2014 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, higher net sales in HERE and Nokia Technologies. The sequential increase in net sales for Nokia Networks and HERE in the second quarter 2014 was primarily due to industry seasonality. The sequential increase in Nokia Technologies was primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft.

Non-IFRS Gross Margin

Nokia’s continuing operations non-IFRS gross margin in the second quarter 2014 was approximately flat on a year-on-year basis, with relatively stable performance in Nokia Networks, HERE, and Nokia Technologies.

Nokia’s continuing operations non-IFRS gross margin in the second quarter 2014 decreased sequentially to 44.0%, compared to 45.7% in the first quarter 2014. The sequential decrease in Nokia’s continuing operations non-IFRS gross margin in the second quarter 2014 was primarily due to a lower non-IFRS gross margin in Nokia Networks and, to a lesser extent, a lower non-IFRS gross margin in HERE. The sequential decrease in Nokia Networks non-IFRS gross margin in the second quarter 2014 was primarily due to a lower non-IFRS gross margin in Mobile Broadband due to a lower proportion of software sales, partially offset by a higher non-IFRS gross margin in Global Services due to efficiency improvements in both network implementation and maintenance services.

Non-IFRS Operating expenses

Nokia’s continuing operations non-IFRS research and development expenses decreased year-on-year in the second quarter 2014 primarily due to a decrease in non-IFRS research and development expenses in Nokia Networks, partially offset by an increase in non-IFRS research and development expenses in HERE.

Nokia’s continuing operations non-IFRS research and development expenses in the second quarter 2014 were approximately flat compared to the first quarter 2014. HERE non-IFRS research and development expenses increased sequentially, but were offset by a decline in Nokia Networks non-IFRS research and development expenses.

Nokia’s continuing operations non-IFRS selling, general and administrative expenses decreased year-on-year, primarily due to decreases in Nokia Networks and, to a lesser extent HERE non-IFRS selling, general and administrative expenses, which were partially offset by an increase in Nokia Technologies non-IFRS selling, general and administrative expenses.

Non-IFRS Operating profit

Nokia’s continuing operations non-IFRS operating profit decreased year-on-year in the second quarter 2014 primarily due to decreases in non-IFRS operating profit for both Nokia Networks and Group Common Functions and to a lesser extent HERE, partially offset by an increase in non-IFRS operating profit for Nokia Technologies.

Nokia’s continuing operations non-IFRS operating profit increased sequentially in the second quarter 2014 primarily due to increases in non-IFRS operating profit for Nokia Networks and, to a lesser extent Nokia Technologies, partially offset by a decrease in non-IFRS operating profit for HERE.

Nokia’s non-IFRS other income and expenses was an expense of EUR 9 million in the second quarter 2014, compared to an income of EUR 64 million in the second quarter 2013 and an income of EUR 11 million in the first quarter 2014. On a sequential basis, Nokia’s continuing operations non-IFRS other income and expenses was negatively affected primarily by lower income in group common functions. On a year-on-year basis Nokia’s continuing operations non-IFRS other income and expenses was negatively affected by lower income and higher expenses in Nokia Networks and lower income in Group Common Functions.

Operating profit

Nokia’s continuing operations operating profit increased year-on-year in the second quarter 2014 primarily due to an increase in operating profit for Nokia Networks and HERE, and to a lesser extent Nokia Technologies. This was partially offset by lower operating profit for Group Common Functions.

Nokia’s continuing operations operating profit increased sequentially in the second quarter 2014 primarily due to increase in operating profit for Nokia Networks and, to a lesser extent, Nokia Technologies, partially offset by an decrease in HERE operating profit.

Nokia’s continuing operations other income and expenses was an expense of EUR 42 million in the second quarter 2014, compared to an expense of EUR 256 million in the second quarter 2013 and an expense of EUR 3 million in the first quarter 2014. On a year-on-year basis, Nokia’s continuing operations other income and expenses was a lower expense primarily due to lower restructuring charges in Nokia Networks, partially offset by lower income in group common functions. On a sequential basis, Nokia’s continuing operations other income and expenses was a higher expense primarily due to higher restructuring charges in Nokia Networks.

Financial income and expenses

In the second quarter 2014, Nokia’s continuing operations financial income and expenses was a net expense of EUR 261 million, compared to a net expense of EUR 56 million in the second quarter 2013 and a net expense of EUR 74 million in the first quarter 2014. On a year-on-year and sequential basis, the increase in net expense was primarily due to EUR 123 million of one-time expenses related to the redemption of materially all of Nokia Networks’ borrowings and a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft.

On a non-IFRS basis, Nokia’s continuing operations financial income and expenses was a net expense of EUR 81 million in the second quarter compared to a net expense of EUR 56 million in the second quarter 2013 and a net expense of EUR 74 million in the first quarter 2014. On a year-on-year basis, the increase in net expense was primarily driven by foreign exchange-related losses. On a sequential basis, the increase in net expense was primarily driven by foreign exchange-related losses partially offset by lower interest expenses.

Taxes

At the end of the second quarter 2014, Nokia’s continuing operations in Finland had approximately EUR 2.0 billion (calculated at the Finnish corporate tax rate of 20%) of net deferred tax assets that have not been recognized in the financial statements. A significant portion of Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish taxable income. Nokia will continue to closely monitor its ability to utilize these deferred tax assets, including assessing the future financial performance of Nokia’s continuing operations in Finland. Should the recent improvements in Nokia’s continuing operations financial results be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

Cash and cash flow

The following table sets forth the financial position of Nokia’s continuing operations at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA’S CONTINUING OPERATIONS FINANCIAL POSITION

EUR million	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Total cash and other liquid assets	9 019	9 453	-5%	6 859	31%
Net cash and other liquid assets(1)	6 497	4 067	60%	2 075	213%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the second quarter 2014, Nokia’s continuing operations total cash and other liquid assets increased by EUR 2 160 million and Nokia’s net cash and other liquid assets increased by EUR 4 422 million, compared to the first quarter 2014. The sequential increase in Nokia’s total cash and other liquid assets was primarily due to proceeds from the sale of substantially all of the Devices & Services business, partially offset by the repayment of the approximately EUR 1.5 billion Microsoft convertible bonds and the redemption of approximately EUR 950 million of Nokia Networks debt during the second quarter 2014.

In the second quarter 2014, the primary driver of the sequential increase in Nokia’s continuing operations net cash and other liquid assets was the approximately EUR 4.8 billion net cash impact from the proceeds related to the sale of substantially all of the Devices & Services business. This was partially offset by approximately EUR 400 million of cash outflows, of which approximately EUR 300 million related to continuing operations and approximately EUR 100 million related to discontinued operations.

The approximately EUR 300 million cash outflow from continuing operations in the second quarter 2014 was primarily due to:

•                  Approximately EUR 400 million of cash outflows related to net financial income and expenses, which included cash outflows related to the early redemption of Nokia Networks’ borrowings, as well as cash tax net outflows and capital expenditure; and

•                  Approximately EUR 100 million of cash generated from operations, primarily related to Nokia Networks, where strong underlying profitability was partially offset by cash outflows related to net working capital. The cash outflows related to net working capital were primarily due to incentive payments related to its strong business performance in 2013, an increase in inventories and approximately EUR 90 million of restructuring-related cash outflows, partially offset by an increase in deferred revenues and payables.

The approximately EUR 100 million cash outflow from discontinued operations in the second quarter 2014 was primarily attributable to the financial performance of the Devices & Services business prior to the closing of the transaction on April 25, 2014.

NOKIA NETWORKS

The following table sets forth a summary of the results for Nokia Networks and its reportable segments, Mobile Broadband and Global Services, for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA NETWORKS RESULTS SUMMARY

EUR million	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Net sales	2 566	2 781	-8%	2 328	10%
Mobile Broadband net sales	1 357	1 281	6%	1 250	9%
Global Services net sales	1 189	1 459	-19%	1 069	11%
Non-IFRS gross margin (%)	38.1%	38.3%		39.6%
Non-IFRS operating expenses	- 687	- 766	-10%	- 704	-2%
Research and development expenses	- 406	- 447	-9%	- 421	-4%
Non-IFRS operating profit	281	328	-14%	216	30%
Mobile Broadband non-IFRS operating profit	105	112	-6%	103	2%
Global Services non-IFRS operating profit	165	215	-23%	115	43%
Non-IFRS operating margin (%)	11.0%	11.8%		9.3%
Mobile Broadband non-IFRS operating margin (%)	7.7%	8.7%		8.2%
Global Services non-IFRS operating margin (%)	13.9%	14.7%		10.8%

Net Sales

The following table sets forth Nokia Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Europe	666	775	-14%	630	6%
Middle East & Africa	241	268	-10%	181	33%
Greater China	306	260	18%	277	10%
Asia Pacific	823	784	5%	766	7%
North America	305	348	-12%	262	17%
Latin America	224	346	-35%	211	6%
Total	2 566	2 781	-8%	2 328	10%

The year-on-year decrease of 8% in Nokia Networks net sales in the second quarter 2014 was partially due to the exiting of certain customer contracts and countries, as well as the divestments of businesses not consistent with its strategic focus.

Excluding these two factors, Nokia Networks net sales declined year-on-year by 5% in the second quarter 2014 primarily due to lower net sales in Global Services, which was partially offset by an increase in net sales in Mobile Broadband.

At constant currency, Nokia Networks net sales would have decreased 2% year-on-year and increased 12% sequentially. Excluding foreign currency fluctuations and the divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries, Nokia Networks net sales would have increased 1% year-on-year and 12% sequentially.

The year-on-year decrease of 19% in Global Services net sales in the second quarter 2014 was primarily due to a reduction in maintenance and network implementation activity and the exiting of certain customer contracts and countries.

Mobile Broadband net sales increased 6% year-on-year in the second quarter 2014, benefiting from strong net sales growth in both LTE and core networks, partially offset by lower net sales in radio technologies other than LTE. During the second quarter 2014, Mobile Broadband net sales were adversely affected by shortages of certain components, which had a smaller effect compared to the first quarter 2014.

On a regional basis compared to the second quarter 2013, Nokia Networks net sales in Latin America decreased 35% due to project exits and constrained operator spending. In Europe, net sales declined 14% due to continued constrained operator spending. In North America, net sales declined 12% due to lower activity related to a large network deployment project, partially offset by the start of a new network deployment project. Net sales in Greater China increased 18% due to the TD-LTE network roll-outs and also increased 5% in Asia Pacific due to an increase in business in India and Japan compared to the second quarter 2013. Net sales in Middle East & Africa decreased 10% primarily due to the focus on specific countries, as well as the timing of certain projects.

The sequential increase of 10% in Nokia Networks net sales in the second quarter 2014 was due to a seasonal increase in net sales from both the Global Services and Mobile Broadband segments. On a regional basis, net sales increased sequentially in all regions primarily due to stronger seasonal sales, as well as new network deployment projects in Middle East & Africa and North America.

In the second quarter 2014, Global Services represented 46% of Nokia Networks net sales, compared to 52% in the second quarter 2013 and 46% in the first quarter 2014. In the second quarter 2014, Mobile Broadband represented 53% of Nokia Networks net sales, compared to 46% in the second quarter 2013 and 54% in the first quarter 2014.

Non-IFRS Gross Margin

On a year-on-year basis, the Nokia Networks non-IFRS gross margin in the second quarter 2014 was approximately flat as the positive impact from a higher proportion of Mobile Broadband in the overall sales mix was offset by a decline in non-IFRS gross margin for Mobile Broadband.

On a sequential basis, the decrease in Nokia Networks non-IFRS gross margin in the second quarter 2014 was primarily due to the lower non-IFRS gross margin in Mobile Broadband partially offset by an improvement in Global

Services. The decline in non-IFRS gross margin in Mobile Broadband in the second quarter 2014 was primarily due to a lower proportion of software sales, consistent with the outlook we provided in our first quarter 2014 interim report. The increase in non-IFRS gross margin in Global Services in the second quarter was primarily due to efficiency improvements in both network implementation and maintenance services.

Non-IFRS Operating Expenses

Nokia Networks non-IFRS research and development expenses decreased 9% year-on-year in the second quarter 2014. On a year-on-year basis, non-IFRS research and development expenses were lower primarily due to reduced investments in business activities that are not consistent with Nokia Networks’ focused strategy, as well as business divestments and increased research and development efficiency, partially offset by higher investments in areas that are consistent with Nokia Networks’ focused strategy, most notably LTE. On a sequential basis, non-IFRS research and development expenses decreased 4% primarily due to improved research and development efficiency.

On a year-on-year basis, Nokia Networks non-IFRS selling, general and administrative expenses decreased 12% in the second quarter 2014 primarily due to structural cost savings from Nokia Networks’ global restructuring program. On a sequential basis, Nokia Networks non-IFRS selling, general and administrative expenses in the second quarter 2014 were approximately flat.

Non-IFRS Operating Profit

The year-on-year decrease in Nokia Networks non-IFRS operating profit in the second quarter 2014 was primarily due to the lower non-IFRS operating profit in Global Services and in Mobile Broadband. On a year-on-year basis, the decrease in Mobile Broadband and Global Services non-IFRS operating profit was primarily due to lower non-IFRS gross profit. The year-on-year decrease in Mobile Broadband gross profit was primarily due to lower gross margin. The year-on-year decrease in Global Services gross profit was primarily due to lower sales.

The sequential increase in Nokia Networks non-IFRS operating profit in the second quarter 2014 was primarily due to higher non-IFRS operating profit in Global Services. Mobile Broadband non-IFRS operating profit was approximately flat on a sequential basis. The improvement in Global Services non-IFRS operating profit on a sequential basis was primarily due to higher non-IFRS gross profit.

Nokia Networks non-IFRS other income and expenses was an expense of EUR 9 million in the second quarter 2014, compared to an income of EUR 30 million in the second quarter 2013 and an expense of EUR 2 million in the first quarter 2014. The year-on-year decrease was primarily due to the absence of a gain on the sale of real estate, which benefitted the second quarter 2013, and a reduction in doubtful account allowances in the second quarter 2013. On a sequential basis, Nokia Networks non-IFRS other income and expenses was a higher expense primarily due to a net negative impact related to foreign currency fluctuations.

Global Restructuring Program (announced in November 2011)

During the second quarter 2014, restructuring related charges were approximately EUR 34 million and the related cash outflows were approximately EUR 90 million. At June 30, 2014, since the commencement of the global restructuring program, cumulative restructuring charges amounted to approximately EUR 1 900 million, and cumulative related cash outflows amounted to approximately EUR 1 450 million. We estimate cumulative restructuring related charges and related cash outflows to be approximately EUR 1 950 million and EUR 1 600 million, respectively, by the end of 2014. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

At the end of the second quarter 2014, Nokia Networks had approximately 49 700 employees, a decrease of approximately 800 employees compared to the end of the second quarter 2013, and an increase of approximately 1 200 employees compared to the end of the first quarter 2014.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

EUR million	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Net sales	232	233	0%	209	11%
Non-IFRS gross margin (%)	74.7%	75.6%		77.7%
Non-IFRS operating expenses	- 172	- 168	2%	- 154	12%
Research and development expenses	- 131	- 124	6%	- 117	12%
Non-IFRS operating profit	0	8		10
Non-IFRS operating margin (%)	0.0%	3.4%		4.8%

Net Sales

In the second quarter 2014, HERE net sales were approximately flat on a year-on-year basis, primarily due to lower recognition of revenue related to smartphone sales by our former Devices & Services business and lower sales to personal navigation device (PND) customers consistent with declines in the PND industry, offset by Microsoft becoming a more significant licensee of HERE’s services and higher sales to vehicle customers.

In the second quarter 2014, the sequential increase in HERE net sales was primarily due to Microsoft becoming a more significant licensee of HERE’s services, seasonally higher sales to PND customers, and higher sales to vehicle customers, partially offset by the absence of a benefit related to the conversion of a contract to a perpetual license and lower recognition of revenue related to smartphone sales by our former Devices & Services business.

In the second quarter 2014, HERE had sales of new vehicle licenses of 3.3 million units, compared to 2.7 million units in the second quarter 2013 and 2.8 million units in the first quarter 2014. On a year-on-year basis, unit sales to vehicle customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales. On a sequential basis, unit sales to vehicle customers increased primarily due to higher seasonal vehicle sales.

Sales to vehicle customers represented well over 50% of HERE net sales in the second quarter 2014, as well as in the second quarter 2013 and the first quarter 2014.

At constant currency HERE’s overall net sales would have increased 2% year-on-year and increased 12% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the decrease in HERE non-IFRS gross margin in the second quarter 2014 was primarily due to a change in the allocations of certain expenses related to our former Devices & Services Cost of Sales to HERE Cost of Sales.

On a sequential basis, the decrease in HERE non-IFRS gross margin in the second quarter 2014 was primarily due to the absence of a benefit related to the conversion of a contract to a perpetual license, a change in the allocation of certain expenses related to our former Devices & Services Cost of Sales to HERE Cost of Sales, and a change in the categorization of certain expenses within HERE from R&D to Cost of Sales.

Non-IFRS Operating Expenses

HERE non-IFRS research and development expenses increased 6% in the second quarter 2014 on a year-on-year basis and 12% sequentially primarily due to higher investments in targeted growth areas. On a year-on-year basis, HERE also benefited from improvements in R&D efficiency.

HERE non-IFRS selling, general, and administrative expenses decreased 9% in the second quarter 2014 on a year-on-year basis primarily due to cost reduction actions. On a sequential basis, selling, general, and administrative expenses increased 11% in the second quarter 2014, primarily due to higher seasonal marketing expenses.

Non-IFRS Operating Profit

The year-on-year decrease in HERE non-IFRS operating profit in the second quarter 2014 was primarily due to higher non-IFRS operating expenses and lower non-IFRS gross profit.

The sequential decrease in HERE non-IFRS operating profit in the second quarter 2014 was primarily due to higher non-IFRS operating expenses, partially offset by higher non-IFRS gross profit.

HERE non-IFRS other income and expenses was an expense of EUR 2 million in the second quarter 2014, compared to an expense of EUR 1 million in the second quarter 2013 and income of EUR 1 million in the first quarter 2014.

NOKIA TECHNOLOGIES

The following table sets forth a summary of the results for Nokia Technologies, for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA TECHNOLOGIES RESULTS SUMMARY

EUR million	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Net sales	147	145	1%	131	12%
Non-IFRS gross margin (%)	98.6%	94.5%		98.5%
Non-IFRS operating expenses	- 49	- 46	7%	- 40	23%
Research and development expenses	- 34	- 34	0%	- 32	6%
Non-IFRS operating profit	96	90	7%	86	12%
Non-IFRS operating margin (%)	65.3%	62.1%		65.6%

Net Sales

The year-on-year increase in Nokia Technologies net sales in the second quarter 2014 was primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft and higher intellectual property licensing income from certain licensees primarily related to new agreements, partially offset by declines in licensing income from certain licensees that experienced lower levels of business activity.

The sequential increase in Nokia Technologies net sales in the second quarter 2014 was primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft.

Non-IFRS Gross Margin

On a year-on-year basis, Nokia Technologies non-IFRS gross margin increased in the second quarter 2014 primarily due to the absence of a one-time cost related to a patent divestment transaction which negatively affected non-IFRS gross margin in the second quarter 2013.

On a sequential basis, Nokia Technologies non-IFRS gross margin was stable in the second quarter 2014.

Non-IFRS Operating Expenses

Nokia Technologies non-IFRS research and development expenses in the second quarter 2014 were flat compared to second quarter 2013. Sequentially non-IFRS research and development expenses increased 6%, primarily due to the timing of research and development projects.

Nokia Technologies non-IFRS selling, general and administrative expenses in the second quarter 2014 increased 25% year-on-year and 88% sequentially, primarily due to the timing of intellectual property licensing related activities.

Non-IFRS Operating Profit

The year-on-year and sequential increase in Nokia Technologies non-IFRS operating profit in the second quarter 2014 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

Nokia Technologies non-IFRS other income and expenses was approximately flat in the second quarter 2014, compared to the second quarter 2013 and the first quarter 2014.

DISCONTINUED OPERATIONS

The following table sets forth a summary of the results for discontinued operations, for the periods indicated, as well as the year-on-year and sequential growth rates.

As the sale of substantially all of the Devices & Services business to Microsoft closed on April 25, 2014, i.e. shortly after the end of the first quarter 2014, the financial results of the discontinued operations in the second quarter 2014 are not comparable to the financial results to the discontinued operations in previous periods.

DISCONTINUED OPERATIONS RESULTS SUMMARY

EUR million	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Net sales	497	2 579	-81%	1 929	-74%
Non-IFRS gross margin (%)	12.7%	20.6%		16.2%
Non-IFRS operating expenses	- 176	- 649	-73%	- 597	-71%
Non-IFRS operating profit	- 110	- 127	-13%	- 306	-64%
Operating profit	3 075	- 126		- 326

The year-on-year and sequential increase in discontinued operations operating profit in the second quarter 2014 was primarily due to the gain of EUR 3 200 million from the sale of the Devices & Services business to Microsoft. The gain includes transaction related impairments and restructuring costs in India and Korea, which are partly offset by compensation received as part of the transaction.

Additionally, the sale of Devices & Services business to Microsoft resulted in loss of EUR 211 million from reclassification of foreign exchange losses from other comprehensive income to profit and loss, which was included in discontinued operations financial income and expense. Therefore, the pre-tax gain was approximately EUR 3.0 billion, in line with previous estimates. Discontinued operations taxes include EUR 331 million tax expenses resulting from the sale of the Devices & Services business.

SECOND QUARTER 2014 OPERATING HIGHLIGHTS

Operating highlights for previous quarters are available in the respective interim reports.

NOKIA Q2 2014 OPERATING HIGHLIGHTS

•                  Nokia completed the sale of substantially all of its Devices & Services business to Microsoft on April 25, 2014. The transaction, which also includes an agreement to license patents to Microsoft, was originally announced on September 3, 2013. In connection with the completion of the transaction, Nokia repaid the approximately EUR 1.5 billion convertible bonds issued by Nokia to Microsoft.

•                  Following the completion of the transaction, Nokia made a number of announcements, including the following:

•                  Nokia’s Board of Directors appointed Rajeev Suri as President and CEO of Nokia Corporation and the new Nokia Group Leadership Team, effective May 1, 2014.

•                  On April 29, 2014, Nokia announced its new vision to be a leader in technologies important in a connected world and a strategy to realize that vision by building on Nokia’s three strong businesses in networks, location and technologies.

•                  On April 29, 2014, Nokia announced plans for a EUR 5 billion capital structure optimization program focused on recommencing ordinary dividends, distributing deemed excess capital to shareholders, and reducing interest bearing debt. Later in the second quarter, as part of this program and its debt reduction plan, Nokia redeemed approximately EUR 950 million of Nokia Networks debt, which included EUR 800 million of senior notes issued by Nokia Solutions and Networks Finance B.V., the finance company of its Nokia Networks business formerly known as NSN.

•                 Nokia’s credit rating was upgraded by both Moody’s and Standard & Poor’s in May 2014, supporting Nokia’s long-term target of becoming an investment grade company. Standard & Poor’s upgraded Nokia’s rating to BB from B+, with positive outlook, and Moody’s upgraded Nokia’s rating to Ba2 from B1.

•                  Nokia launched a USD 100 million Connected Car Fund managed by Nokia Growth Partners (NGP), its venture capital arm. The fund will identify and invest in companies whose innovations will be important for a world of connected and intelligent vehicles. The fund, working closely with Nokia’s HERE business, will seek to make investments that also support the growth of the ecosystem around HERE’s mapping and location products and services.

•                  Nokia’s Annual General Meeting (AGM), which was held on June 17, 2014, resolved to distribute an ordinary dividend of EUR 0.11 per share for year 2013 and a special dividend of EUR 0.26 per share. The AGM resolved to elect the following nine members to the Board of Directors for a term ending at the close of the Annual General Meeting in 2015: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa, Kari Stadigh and Dennis Strigl.

•                  During the second quarter, Nokia continued attempts to resolve its ongoing tax dispute in India, contesting what we strongly believe are meritless claims brought by the tax authorities. As a result of the proceedings, we were not able to transfer our manufacturing facility in Chennai to Microsoft as part of the sale of substantially all of the Devices & Services business to Microsoft. The facility, subject to an asset freeze, remains part of Nokia and is currently producing mobile devices for Microsoft for a limited time under a service agreement.

NOKIA NETWORKS Q2 2014 OPERATING HIGHLIGHTS

•                  Nokia Networks’ deal momentum in mobile broadband and related services continued. During the second quarter, Nokia Networks further strengthened its position as the top non-Chinese vendor by entering into an agreement with the world’s largest wireless operator, China Mobile. Nokia Networks was the only non-Chinese vendor to win a double-digit unit share in the second phase of the operator’s TD-LTE tender. With this contract, Nokia Networks further expands its 4G footprint in China to cover 18 out of 31 provinces, including mega cities and provinces such as Beijing, Shanghai and Guangdong, and builds on over 20 years of successful cooperation between the two companies.

•                  Nokia Networks signed a number of contracts with the multinational operator Zain. In Saudi Arabia, the large contract to modernize and expand the operator’s network includes Nokia’s Single RAN Advanced solution; Flexi Compact Base stations; Flexi Zone small cells; NetAct solution; Liquid Applications; and related services. Nokia and Zain KSA already demonstrated Nokia’s Liquid Applications in Saudi Arabia, the first of its kind in the Middle East and Africa. Nokia Networks also signed a contract with Zain Kuwait for the deployment of its Operation Support System portfolio and related services which will help the operator to simplify its network operations and to ensure continuous high-quality network service to its customers. Nokia Networks also announced the country’s first successful Voice over LTE call using Zain’s commercial LTE network.

•                  Nokia Networks signed a global 5-year framework agreement on radio access equipment and professional services with Telenor as the operator is modernizing its 2G and 3G networks and continuing to deploy LTE networks across Europe and Asia.

•                  Nokia Networks deployed North Africa’s first commercial LTE network for Algérie Télécom.

•                  At the end of the second quarter 2014, Nokia Networks had 145 commercial LTE contracts.

•                  Nokia Networks was selected by du in the United Arab Emirates to deploy its IP Multimedia Subsystem which will help the operator to provide multimedia services such as high definition voice and video, file sharing and instant messaging; and by Celcom Axiata Berhad of Malaysia for the optimization services for its network, voice and data quality.

•                  Nokia Networks continues to lead in 4G radio technology, demonstrating a throughput speed of almost 4 Gbps with SK Telecom in South Korea.

•                  Nokia Networks completed the acquisition of the Australian company Mesaplexx Pt Ltd and its compact, high-performance radio frequency filter technology which can be used to reduce radio base station form factor.

•                  Nokia Networks enhanced its GSM-R solution which helps train operators to handle up to 40% more train traffic while ensuring the safety of operations; and developed a scalable radio system supported by IP transport which reduces operating expenditure and paves the way to migration to IP-based mobile broadband technologies.

•                  Nokia Networks and NTT DoCoMo Inc. agreed to collaborate on research and standardization of 5G technologies and to jointly work on a 5G proof of concept system; and Nokia Networks hosted the first Brooklyn 5G Summit together with NYU Wireless Research Center.

•                  Nokia continues to invest in telco cloud and announced an expansion of its long-term partnership with Juniper to advance telco cloud for mobile broadband. With MTS in Russia, Nokia carried out the first Voice over LTE call on a telco cloud infrastructure using the LTE radio network with telco cloud based voice core network technology and Nokia’s Professional Services.

•                  Nokia Networks launched a dedicated Security unit to ensure the security features of its new products, to enhance the portfolio of security products and services, and to develop business models around telco security. The new unit will further expand Nokia’s security partner ecosystem to create additional value for operators. Nokia Networks also announced that it will help the OpenSSL Project in its fight against future vulnerabilities similar to the ‘Heartbleed’ bug through a substantial donation, to be made over two years as their first Platinum sponsor.

•                  Nokia Networks has again been recognized by the analyst firm Gartner, Inc. who for the third year in a row positioned Networks in the “Leaders” quadrant in its annual “Magic Quadrant for LTE Network Infrastructure” report. Gartner’s Magic Quadrant evaluates vendors of end-to-end LTE network solutions, based on their completeness of portfolio, vision and ability to execute.

•                  Nokia Networks won a number of industry awards in the quarter, including the Global Telecoms Business innovation award together with O2 (Telefónica UK) for iSON Automation for Operations; the Leading Lights award for the best new product for its Centralized RAN solution for linking multiple LTE base stations together into clusters that turn radio interference into useful traffic; and the Pipeline 2014 COMET Innovation Award in the “Network Technology” category for its FlexiZone small cell solution.

•                  Since the end of the second quarter 2014, Nokia Networks entered into an agreement to acquire SAC Wireless, a provider of infrastructure and network deployment solutions in USA; and invested in a 3-D geolocation solution from NICE Systems to enhance the planning and optimization of mobile networks.

HERE Q2 2014 OPERATING HIGHLIGHTS

•                  During the second quarter, HERE continued to deliver its leading maps, platform services and location experiences to more people and businesses across screens and operating systems. New, renewed and expanded partnerships with companies and organizations from various industries demonstrate that HERE is a valued and preferred partner for maps and location intelligence. HERE also made two acquisitions to bring in capabilities needed to support its strategy.

•                  HERE announced — and, since the end of the quarter, has completed — the acquisition of Medio, a Seattle-based company that is a pioneer in the emerging field of real-time predictive analytics. Building on Medio’s smart data asset enables HERE to create contextual maps and location services that change according to the situation to provide highly personalized and predictive experiences for people and businesses.

•                  HERE announced the acquisition of Desti, which helps travelers find what they’re looking for using artificial intelligence and natural language processing technology.

•                  HERE introduced a new design for its maps, providing more intuitive map reading. The new map design is already available at here.com and through Yahoo! Maps. We intend to make it available through the HERE SDKs on Android and iOS, and other mobile operating systems, later this year.

•                  HERE announced that it would make HERE Drive+ globally available at no additional cost for all smartphones running Windows Phone 8.1, extending the benefits of free voice guided car navigation in 97 countries to all users of Windows Phone 8.1.

•                  HERE updated its signature experiences HERE Maps, HERE Drive+ and HERE Transit for Windows Phone 8.1, including aerial imagery, introducing buildings in 3D in select countries to improve orientation, as well as two-finger gestures for map rotation and adding the option to long press anywhere on the map within HERE Drive to set a destination.

•                  Accenture, a leading, multinational technology consultancy, has chosen HERE to provide positioning and truck mapping for Continental Corporation’s Digital Tachograph, which monitors driving behavior for fleet companies. With this location based solution, fleet companies can make sure there are complying with European Union regulation on driver rest periods and manage their fleet operations more efficiently.

•                  Canonical, the company behind Ubuntu, will be using positioning services from HERE on Ubuntu for smartphones and tablets, the first of which will be launched later this year. HERE will give Ubuntu phone users a fast and accurate retrieval of positioning information anywhere in the world.

•                  HERE provided points of interest information for the new maps of Brazil’s favelas for Bing Maps from Microsoft.

•                  TeliaSonera Finland Plc (part of TeliaSonera Group), provider of network access and telecommunication services, has selected HERE Traffic for the traffic solution it developed for the Finnish Transport Agency.

NOKIA TECHNOLOGIES Q2 2014 OPERATING HIGHLIGHTS

•                  Nokia Technologies released the Z Launcher application as a limited pre-beta version as part of our continued exploration of innovations for use in potential future services. Z Launcher replaces the existing home screen on Android smartphones and surfaces apps, contacts and websites based on usage and other contextual factors.

•                  Nokia Technologies developed a proof-of-concept flexible printed graphene circuit, showing progress on many technical challenges related to the practical application of the ultra-thin, transparent, flexible computing material. Additionally, Nokia had a significant participation in the Graphene Week event held in Gothenburg on June 23-27. Among many Nokia contributions to the event, Doctor Di Wei gave an invited speech about Nokia’s recent progress on carbon nanostructures in energy storage.

DISCONTINUED OPERATIONS Q2 2014 OPERATING HIGHLIGHTS

•                 Nokia completed the sale of substantially all of the Devices & Services business to Microsoft on April 25, 2014.

NOKIA’S CONTINUING OPERATIONS IN JANUARY-JUNE 2014

The following discussion is of Nokia’s reported results for January-June 2014. Comparisons are given to January- June 2013 results, unless otherwise indicated.

The following table sets forth a summary of the reported results for the periods indicated, as well as the year-on-year growth rates.

NOKIA CONTINUING OPERATIONS RESULTS SUMMARY, REPORTED

EUR million	Q1-Q2/2014	Q1-Q2/2013	YoY Change
Net sales	5 606	6 295	-11%
Gross margin (%)	44.8%	41.4%
Operating expenses	-1 939	-2 263	-14%
Operating margin (%)	9.4%	-0.3%
Financial income and expense, net	- 335	- 168	99%
Tax	- 102	- 91	12%
Profit/Loss	84	- 281
Profit/Loss attributable to equity holders of the parent	80	- 156
EPS, basic	0.02	-0.04
EPS, diluted	0.02	-0.04
Net cash from operating activities(1)	1 653	—	—
Total cash and other liquid assets	9 019	9 453	-5%
Net cash and other liquid assets	6 497	4 067	60%

Note 1: No comparative data available for quarterly information in 2013

The decline in Nokia’s continuing operations net sales in the first six months of 2014 resulted primarily from lower net sales in Nokia Networks. The decline in Nokia Networks net sales in the first six months of 2014 was due to lower sales in Global Services and the divestment of businesses not consistent with Nokia Networks’ strategic focus, partially offset by higher sales in Mobile Broadband. The decline in Global Services net sales in the first six months of 2014 was primarily due to a reduction in network implementation, consistent with lower levels of large scale network deployments, the exiting of certain customer contracts and countries, as well as lower maintenance activity. The increase in Mobile Broadband net sales in the first six months of 2014 was primarily due to higher sales in LTE and core networks, partially offset by lower sales in other radio technologies.

The increase in Nokia’s continuing operations gross margin in the first six months of 2014 was primarily due to higher gross margin in Nokia Networks and, to a lesser extent, higher gross margin in Nokia Technologies. The increase in Nokia Networks gross margin in the first six months of 2014 was primarily due to higher gross margin in Global Services, as well as a higher proportion of Mobile Broadband within the overall sales mix, partially offset by a lower gross margin in Mobile Broadband.

The decrease in Nokia’s continuing operations operating expenses in the first six months of 2014 was primarily due to Nokia Networks. The decrease in Nokia Networks operating expenses in the first six months of 2014 was primarily due to structural costs savings from Nokia Networks’ global restructuring program, as well as reduced investments in businesses that are not consistent with Nokia Networks’ focused strategy, partially offset by higher investments in areas that are consistent with Nokia Networks’ focused strategy, most notably LTE.

Nokia’s continuing operations net financial income and expense in the first six months of 2014 was a higher expense than in the first six months of 2013. The higher net expense was primarily due to one-time items related to the repayment of the Convertible bond issued to Microsoft and the redemption of materially all Nokia Networks’ borrowings.

Nokia’s continuing operations taxes in the first six months of 2014 compared to the first six months of 2013 were relatively flat.

The improvement in Nokia’s continuing operations profit in the first six months of 2014 compared to the first six months of 2013, was primarily due to lower restructuring charges and lower operating expenses, partially offset by higher financial expenses.

DISCONTINUED OPERATIONS IN JANUARY-JUNE 2014

The following discussion is of Nokia’s reported results for January-June 2014. Comparisons are given to January- June 2013 results, unless otherwise indicated.

As the sale of substantially all of the Devices & Services business to Microsoft closed on April 25, 2014, i.e. shortly after the end of the first quarter 2014, the financial results of the discontinued operations in the first half 2014 are not comparable to the financial results of the discontinued operations in previous periods.

DISCONTINUED OPERATIONS RESULTS SUMMARY, REPORTED

EUR million	Q1-Q2/2014	Q1-Q2/2013	YoY Change
Net sales	2 426	5 344	-55%
Gross margin (%)	15.5%	21.3%
Operating expenses	- 785	-1 311	-40%
Operating margin (%)	113.3%	-4.6%
Net cash from operating activities(1)	-1 001	—	—

Note 1: No comparative data available for quarterly information in 2013

PERSONNEL

PERSONNEL END OF QUARTER FOR CONTINUING OPERATIONS

	Q2/2014	Q2/2013	YoY Change	Q1/2014	QoQ Change
Nokia Networks	49 684	50 476	-2%	48 505	2%
HERE	6 047	5 919	2%	5 936	2%
Nokia Technologies and Group Common Functions	868	900	-4%	852	2%
Nokia’s continuing operations	56 599	57 295	-1%	55 293	2%

The average number of Nokia’s continuing operations employees during the period from January to June 2014 was 55 530, of which the average number of employees at HERE and Nokia Networks was 5 763 and 48 875 respectively.

SHARES

The total number of Nokia shares on June 30, 2014, was 3 744 994 342. On June 30, 2014, Nokia and its subsidiary companies owned 30 943 351 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, Reported, EUR million

(unaudited)

	Reported	Reported	Reported	Reported	Reported
	4-6/2014	4-6/2013	1-6/2014	1-6/2013	1-12/2013
Net sales	2 942	3 155	5 606	6 295	12 709
Cost of sales	-1 648	-1 780	-3 096	-3 686	-7 364

Gross profit	1 294	1 375	2 510	2 608	5 345
Research and development expenses	-580	-694	-1 169	-1 403	-2 619
Selling, general and administrative expenses	-388	-413	-770	-860	-1 671
Other income	30	81	71	150	272
Other expenses	-71	-337	-116	-514	-809

Operating profit/loss	284	12	526	-18	518
Share of results of associated companies	-5	-3	-6	-4	4
Financial income and expenses	-261	-56	-335	-168	-280

Profit/loss before tax	18	-47	185	-189	243
Tax	-44	-65	-102	-91	-202

Loss/profit from continuing operations	-26	-113	84	-281	41

Loss/profit from continuing operations attributable to equity holders of the parent	-28	-58	80	-156	186
Profit/loss from continuing operations attributable to non-controlling interests	2	-55	4	-125	-145

Profit/loss from discontinued operations	2 537	-164	2 198	-336	-780

Profit/loss from discontinued operations attributable to equity holders of the parent	2 539	-168	2 192	-343	-801
Loss/profit from discontinued operations attributable to non-controlling interests	-2	4	6	7	21

Profit/loss	2 510	-277	2 282	-616	-739

Profti/loss attributable to equity holders of the parent	2 510	-226	2 272	-499	-615
Loss/profit attributable to non-controlling interests	0	-51	10	-118	-124
Profit/loss	2 510	-277	2 282	-616	-739

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	-0,01	-0,02	0,02	-0,04	0,05
From discontinued operations	0,68	-0,05	0,59	-0,09	-0,22
From the profit	0,68	-0,06	0,61	-0,13	-0,17
Diluted earnings per share
From continuing operations	-0,01	-0,02	0,02	-0,04	0,05
From discontinued operations	0,62	-0,05	0,52	-0,09	-0,22
From the profit	0,61	-0,06	0,54	-0,13	-0,17

Average number of shares (1 000 shares)
Basic
From continuing operations	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
From discontinued operations	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
From the profit	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
Diluted
From continuing operations	3 713 990	3 712 177	3 732 608	3 711 827	3 733 364
From discontinued operations	4 120 410	3 712 177	4 254 600	3 711 827	3 712 079
From the profit	4 120 410	3 712 177	4 254 600	3 711 827	3 712 079

From continuing operations:
Depreciation and amortization	-70	-170	-150	-403	-560

Share-based compensation expense	12	10	28	18	42

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

CONSOLIDATED INCOME STATEMENTS, Non-IFRS, EUR million

(unaudited)

	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
	4-6/2014	4-6/2013	1-6/2014	1-6/2013	1-12/2013
Net sales	2 942	3 155	5 606	6 295	12 710
Cost of sales	-1 646	-1 780	-3 093	-3 686	-7 364

Gross profit	1 295	1 375	2 514	2 609	5 346
Research and development expenses	-571	-605	-1 141	-1 227	-2 416
Selling, general and administrative expenses	-369	-404	-724	-787	-1 578
Other income	26	83	69	150	267
Other expenses	-35	-19	-66	-62	-182

Operating profit	347	430	651	684	1 437
Share of results of associated companies	-5	-3	-6	-4	4
Financial income and expenses	-81	-56	-155	-168	-280

Profit before tax	260	371	490	513	1 161
Tax	-45	-89	-104	-157	-282

Profit from continuing operations	215	282	386	356	879

Profit from continuing operations attributable to equity holders of the parent	213	177	383	225	762
Profit from continuing operations attributable to non-controlling interests	2	105	4	131	117

Loss from discontinued operations	-107	-165	-426	-288	-665

Loss from discontinued operations attributable to equity holders of the parent	-105	-169	-432	-296	-686
Loss/profit from discontinued operations attributable to non-controlling interests	-2	4	6	7	21

Profit/loss	108	117	-39	68	214

Profti/loss attributable to equity holders of the parent	108	8	-49	-71	76
Profit attributable to non-controlling interests	0	109	10	139	138
Profit/loss	108	117	-39	68	214

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0,06	0,05	0,10	0,06	0,21
From discontinued operations	-0,03	-0,05	-0,12	-0,08	-0,19
From the profit	0,03	0,00	-0,01	-0,01	0,02
Diluted earnings per share
From continuing operations	0,06	0,05	0,10	0,06	0,20
From discontinued operations	-0,03	-0,05	-0,12	-0,08	-0,19
From the profit	0,03	0,00	-0,01	-0,01	0,02

Average number of shares (1 000 shares)
Basic
From continuing operations	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
From discontinued operations	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
From the profit	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
Diluted
From continuing operations	4 120 410	4 009 410	4 254 600	3 724 835	4 121 207
From discontinued operations	3 713 990	3 712 177	3 713 523	3 711 827	3 712 079
From the profit	3 729 635	3 722 266	3 713 523	3 711 827	3 733 364

From continuing operations:
Depreciation and amortization	-53	-72	-108	-150	-277

Share-based compensation expense	12	10	28	18	42

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, Reported, EUR million

(unaudited)

	Reported	Reported	Reported	Reported	Reported
	4-6/2014	4-6/2013	1-6/2014	1-6/2013	1-12/2013

Profit/Loss	2 510	-277	2 282	-616	-739

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	-47	75	-130	75	83
Items that may be reclassified subsequently to profit or loss
Translation differences	257	-297	178	-185	-496
Net investment hedges	-26	90	-3	60	114
Cash flow hedges	-30	49	-41	53	3
Available-for-sale investments	13	24	4	37	49
Other increase/decrease, net	43	-3	40	1	5
Income tax related to components of other comprehensive income/expense	-55	-9	-51	-9	-2

Other comprehensive income/expense, net of tax	155	-71	-3	32	-244

Total comprehensive income/expense	2 665	-349	2 279	-585	-983

Total comprehensive income/expense attributable to equity holders of the parent	2 664	-291	2 273	-480	-863
non-controlling interests	1	-58	6	-105	-120
	2 665	-349	2 279	-585	-983

Total comprehensive income/expense attributable to equity holders of the parent arises from:
Continuing operations	-119	-157	-120	-131	34
Discontinued operations	2 783	-134	2 393	-349	-897
	2 664	-291	2 273	-480	-863

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP, Continuing operations

	Non-IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	4-6/2014	4-6/2014	4-6/2014	4-6/2013	4-6/2013	4-6/2013

Net sales	2 942	0	2 942	3 155		3 155
Cost of sales	-1 646	-1	-1 648	-1 780		-1 780

Gross profit(1)	1 295	-2	1 294	1 375		1 375
% of net sales	44,0		44,0	43,6		43,6

Research and development expenses(2)	-571	-9	-580	-605	-89	-694
% of net sales	19,4		19,7	19,2		22,0

Selling, general and administrative expenses(3)	-369	-19	-388	-404	-9	-413
% of net sales	12,5		13,2	12,8		13,1

Other income and expenses(4)	-9	-33	-42	64	-320	-256

Operating profit	347	-62	284	430	-419	12
% of net sales	11,8		9,7	13,6		0,4

Share of results of associated companies	-5		-5	-3		-3
Financial income and expenses(5)	-81	-180	-261	-56	0	-56

Profit/loss before tax	260	-242	18	371	-419	-47
Tax(6)	-45	1	-44	-89	24	-65

Profit/loss from continuing operations	215	-241	-26	282	-395	-113

Profit/loss attributable to equity holders of the parent	213	-241	-28	177	-235	-58
Profit/loss attributable to non-controlling interests	2		2	105	-160	-55

Depreciation and amortization	-53	-17	-70	-72	-99	-170
EBITDA	394	-46	349	499	-320	179
Share-based compensation expense	12	0	12	10	0	10

(1) Transaction and other related costs of EUR 2 million in Q2/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Transaction and other related costs of EUR 2 million resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 7 million in Q2/14. Amortization of acquired intangible assets of EUR 89 million in Q2/13.

(3) Transaction and other related costs of EUR 9 million resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 10 million in Q2/14. Amortization of acquired intangible assets of EUR 9 million in Q2/13.

(4) Gain on sale of fixed assets of EUR 3 million and restructuring charges and associated charges of EUR 35 million in Q2/14. Restructuring charges and associated charges of EUR 169 million and losses on divestments of businesses of EUR 151 million in Q2/13.

(5) Accounting charge of EUR 57 million related to the repayment of EUR 1 500 million convertible bonds issued to Microsoft, and financial expense of EUR 123 million related to the redemption of all material Nokia Networks’ borrowings in Q2/14.

(6) Net tax benefit on special items and PPA of EUR 1 million in Q2/14 and EUR 24 million in Q2/13.

NOKIA NETWORKS, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	4-6/2014	4-6/2014	4-6/2014	4-6/2013	4-6/2013	4-6/2013

Net sales	2 566		2 566	2 781		2 781
Cost of sales	-1 589		-1 589	-1 717		-1 717

Gross profit	977		977	1 064		1 064
% of net sales	38,1		38,1	38,3		38,3

Research and development expenses(1)	-406	-6	-413	-447	-5	-452
% of net sales	15,8		16,1	16,1		16,3

Selling, general and administrative expenses(2)	-280	-7	-288	-319	-7	-326
% of net sales	10,9		11,2	11,5		11,7

Other income and expenses(3)	-9	-34	-43	30	-308	-278

Operating profit	281	-48	233	328	-319	8
% of net sales	11,0		9,1	11,8		0,3

Depreciation and amortization	-40	-14	-54	-55	-12	-67

EBITDA	318	-34	283	382	-308	74

(1) Amortization of acquired intangible assets of EUR 6 million in Q2/14 and EUR 5 million in Q2/13.

(2) Amortization of acquired intangible assets of EUR 7 million in Q2/14 and EUR 7 million in Q2/13.

(3) Restructuring charges and associated charges of EUR 34 million in Q2/14 and restructuring charges and associated charges of EUR 157 million and losses on divestments of businesses of EUR 151 million in Q2/13.

HERE, EUR million

(unaudited)

	Non-IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	4-6/2014	4-6/2014	4-6/2014	4-6/2013	4-6/2013	4-6/2013

Net sales	233	0	232	234	0	233
Cost of sales	-59	-1	-60	-56	0	-56

Gross profit(1)	174	-2	172	177	0	177
% of net sales	74,7		74,1	75,6		76,0

Research and development expenses(2)	-131	-2	-133	-124	-84	-208
% of net sales	56,2		57,3	53,0		89,3

Selling, general and administrative expenses(3)	-41	-4	-45	-45	-3	-48
% of net sales	17,6		19,4	19,2		20,6

Other income and expenses(4)	-2	-1	-3	-1	-10	-11

Operating profit/loss	0	-9	-9	8	-98	-89
% of net sales	0,0		-3,9	3,4		-38,2

Depreciation and amortization	-12	-3	-16	-16	-87	-103

EBITDA	13	-6	6	24	-11	13

(1) Transaction and other related costs of EUR 2 million in Q2/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Transaction and other related costs of EUR 2 million in Q2/14 resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 84 million in Q2/13.

(3) Transaction and other related costs of EUR 1 million and amortization of acquired intangible assets of EUR 3 million in Q2/14. Amortization of acquired intangible assets of EUR 3 million in Q2/13.

(4) Restructuring charges and associated charges of EUR 1 million in Q2/14 and EUR 10 million in Q2/13.

NOKIA TECHNOLOGIES, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	4-6/2014	4-6/2014	4-6/2014	4-6/2013	4-6/2013	4-6/2013

Net sales	147		147	145		145
Cost of sales	-2		-2	-8		-8

Gross profit	145		145	137		137
% of net sales	98,6		98,6	94,5		94,5

Research and development expenses	-34		-34	-34		-34
% of net sales	23,1		23,1	23,4		23,4

Selling, general and administrative expenses	-15		-15	-12		-12
% of net sales	10,2		10,2	8,3		8,3

Other income and expenses(1)	0		0	0	-2	-2

Operating profit	96		96	90	-2	89
% of net sales	65,3		65,3	62,1		61,4

Depreciation and amortization	0	0	0	0	0	0

EBITDA	96	0	96	90	-2	89

(1) Restructuring charges of EUR 2 million in Q2/13.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	4-6/2014	4-6/2014	4-6/2014	4-6/2013	4-6/2013	4-6/2013

Net sales	0		0	0		0
Cost of sales	0		0	-3	0	-3

Gross profit/loss	0		0	-3	0	-3

Research and development expenses	0		0	-1	0	-1

Selling, general and administrative expenses(1)	-33	-8	-41	-29		-29

Other income and expenses (2) & (3)	2	3	5	36	-1	35

Operating loss/profit	-31	-5	-36	4	-1	4

Depreciation and amortization	0	0	0	-1	0	-1

(1) Transaction and other related costs of EUR 8 million in Q2/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Gain on sale of fixed assets of EUR 3 million in Q2/14.

(3) Restructuring charges of EUR 1 million in Q2/13.

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

Second quarter 2014, EUR million

(unaudited)

	Mobile Broadband Non-IFRS	Global Services Non- IFRS	Nokia Networks Other Non- IFRS	Nokia Networks Non- IFRS	HERE Non- IFRS	Nokia Technologies Non-IFRS	Group Common Non- IFRS	Eliminations	Total Non- IFRS	Exclusions Non-IFRS	Nokia Continuing Operations Reported
	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014	4-6/2014

Net sales	1 357	1 189	20	2 566	233	147		-4	2 942	0	2 942

Costs and expenses	-1 248	-1 022	-7	-2 276	-231	-51	-33	4	-2 587	-29	-2 616

Other income and expenses	-4	-2	-2	-9	-2	0	2	0	-9	-33	-42

Operating profit/loss	105	165	11	281	0	96	-31	0	347	-62	284
% of net sales	7,7	13,9	55,0	11,0	0,0	65,3			11,8		9,7

Depreciation and amortization				-40	-12	0	0		-53	-17	-70

Second quarter 2013, EUR million

(unaudited)

	Mobile Broadband Non-IFRS	Global Services Non- IFRS	Nokia Networks Other Non- IFRS	Nokia Networks Non- IFRS	HERE Non- IFRS	Nokia Technologies Non-IFRS	Group Common Non- IFRS	Eliminations	Total Non- IFRS	Exclusions Non-IFRS	Nokia Continuing Operations Reported
	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013	4-6/2013

Net sales	1 281	1 459	41	2 781	234	145		-4	3 155	0	3 155

Costs and expenses	-1 188	-1 249	-46	-2 483	-225	-54	-32	5	-2 789	-99	-2 888

Other income and expenses	19	5	6	30	-1	0	36	-1	64	-320	-256

Operating profit/loss	112	215	1	328	8	90	4	0	430	-419	12
% of net sales	8,7	14,7	2,4	11,8	3,4	62,1			13,6		0,4

Depreciation and amortization				-55	-16	0	-1		-72	-99	-170

NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, EUR million

(unaudited)

	Reported		Reported	Reported
	4-6/2014	YoY Change	4-6/2013	1-12/2013

Europe	901	-11%	1 013	3 939
Middle-East & Africa	247	-12%	281	1 169
Greater China	307	16%	264	1 201
Asia-Pacific	836	4%	802	3 429
North America	418	-4%	434	1 656
Latin America	232	-36%	361	1 315

Total	2 942	-7%	3 155	12 709

PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations

	30.6.2014	YoY Change, %	30.6.2013	31.12.2013

Europe	22 489	-1%	22 814	21 978
Middle-East & Africa	2 455	-14%	2 840	2 539
Greater China	8 370	6%	7 905	7 847
Asia-Pacific	15 247	3%	14 785	14 964
North America	4 909	-8%	5 311	4 764
Latin America	3 129	-14%	3 640	3 152

Total	56 599	-1%	57 295	55 244

DISCONTINUED OPERATIONS

In September 2013, Nokia announced the sale of substantially all of its Devices & Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the scope of the transaction. The sale was completed on April 25, 2014.

Results of discontinued operation, EUR million

	Reported	Reported	Reported	Reported	Reported
	4-6/2014	4-6/2013	1-6/2014	1-6/2013	1-12/2013

Net sales	497	2 579	2 426	5 344	10 735
Cost of sales	-434	-2 047	-2 050	-4 206	-8 526
Gross profit	63	532	376	1 137	2 209
Research and development expenses	-85	-267	-354	-560	-1 130
Selling, general and administrative expenses	-94	-383	-431	-751	-1 559
Other income and expenses(1)	3 190	-8	3 158	-73	-109
Operating profit/loss	3 075	-126	2 749	-246	-590
Financial income and expense(2)	-212	-1	-203	4	9
Income tax(3)	-325	-38	-347	-94	-200

Profit/loss	2 537	-164	2 198	-336	-780

Depreciation and amortization	0	-50	0	-98	-176

(1) Other operating income and expenses for Q2 2014 include a gain of EUR 3 200 million and transaction costs and transaction related costs of EUR 15 milllion resulting from the sale of the Devices & Services business.

(2) Financial income and expenses include exchange losses of EUR 211 million reclassified from other comprehensive income to profit and loss in Q2 2014 as a consequence of the sale of the Devices & Services business.

(3) Income taxes include EUR 331 million of tax expense resulting from the sale of the Devices & Services business.

Cash flows from / used in discontinued operations, EUR million(1)

	Reported	Reported	Reported
	1-6/2014	1-6/2013	1-12/2013

Net cash used in operating activities	-1 001	—	-1 062
Net cash from / used in investing activities	2 339	—	-130
Net cash used in financing activities	-9	—	-21

Net cash flow	1 329	—	-1 213

(1)No comparative data available for quarterly information in 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, Reported, EUR million (unaudited)(1)

	Reported 30.6.2014	Reported 30.6.2013	Reported 31.12.2013
ASSETS
Non-current assets
Goodwill	3 322	4 813	3 295
Other intangible assets	294	369	296
Property, plant and equipment	568	1 336	566
Investments in associated companies	53	58	65
Available-for-sale investments	708	740	741
Deferred tax assets	913	1 006	890
Long-term loans receivable	102	114	96
Other non-current assets	84	229	97
	6 045	8 666	6 046
Current assets
Inventories	1 172	1 420	804
Accounts receivable	3 089	3 789	2 901
Prepaid expenses and accrued income	1 038	2 480	660
Current income tax assets	144	378	146
Current portion of long-term loans receivable	9	47	29
Other financial assets	119	313	285
Investments at fair value through profit and loss, liquid assets	391	389	382
Available-for-sale investments, liquid assets	1 866	982	956
Available-for-sale investments, cash equivalents	3 946	4 590	3 957
Bank and cash	2 815	3 491	3 676
	14 589	17 881	13 797
Fixed assets held for sale	82	0	89
Assets of disposal groups classified as held for sale	0	0	5 260
Total assets	20 715	26 547	25 191

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	455	450	615
Treasury shares	-573	-607	-603
Translation differences	577	638	434
Fair value and other reserves	-55	119	80
Reserve for invested non-restricted equity	3 093	3 118	3 115
Retained earnings(2)	3 523	3 500	2 581
	7 266	7 464	6 468
Non-controlling interests	89	1 164	192
Total equity	7 355	8 628	6 660

Non-current liabilities
Long-term interest-bearing liabilities	2 434	3 375	3 286
Deferred tax liabilities	298	380	195
Deferred revenue and other long-term liabilities	2 154	822	630
Provisions	239	194	242
	5 125	4 770	4 353
Current liabilities
Current portion of long-term loans	35	1 839	3 192
Short-term borrowing	53	172	184
Other financial liabilities	58	70	35
Current income tax liabilities	456	528	484
Accounts payable	2 185	3 592	1 839
Accrued expenses, deferred revenue and other liabilities(2)	4 781	5 126	3 038
Provisions	666	1 822	680
	8 235	13 149	9 452
Liabilities of disposal groups classified as held for sale	0	0	4 727
Total shareholders’ equity and liabilities	20 715	26 547	25 191

Interest-bearing liabilities	2 522	5 386	6 662
Shareholders’ equity per share, EUR	1,96	2,01	1,74
Number of shares (1 000 shares)(3)	3 714 051	3 712 192	3 712 427

(1) Devices & Services business was classified as discontinued operations in November 2013. The sale was completed on April 25, 2014.

(2) Dividends declared on June 17, 2014 have been included in other liabilities.

(3) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, Reported, EUR million(1)

(unaudited)

	4-6/2014	4-6/2013	1-6/2014	1-6/2013	1-12/2013
Cash flow from operating activities
Profit/loss attributable to equity holders of the parent	2 511	-227	2 272	-499	-615
Adjustments, total	-2 414	609	-2 184	1 204	1 789
Change in net working capital	1 193	-498	1 252	-666	-945
Cash generated from operations(2)	1 289	-116	1 340	39	229
Interest received	—	28	23	43	92
Interest paid	-206	-48	-296	-96	-208
Other financial income and expenses, net	-53	9	17	120	345
Income taxes paid	-240	-69	-432	-96	-386
Net cash from / used in operating activities	790	-196	652	10	72

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	-1	—	-13	—	—
Purchase of current available-for-sale investments, liquid assets	-1 533	-3	-1 559	-657	-1 021
Purchase of non-current available-for-sale investments	-15	-17	-29	-29	-53
Purchase of shares in associated companies	—	—	—	-6	-8
Proceeds from (+) / payment of (-) other long-term loans receivable	0	13	0	-2	-1
Proceeds from (+) / payment of (-) short-term loans receivable	23	-20	17	3	4
Capital expenditures(3)	-77	-143	-157	-261	-407
Proceeds from disposal of businesses, net of disposed cash(4)	2 372	-60	2 372	-60	-63
Proceeds from disposal of shares in associated companies	—	—	6	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	232	23	631	208	586
Proceeds from sale of non-current available-for-sale investments	9	37	29	38	129
Proceeds from sale of fixed assets	23	64	24	108	138
Dividends received	—	2	—	2	5
Net cash from / used in investing activities	1 033	-104	1 321	-656	-691

Cash flow from financing activities
Purchase of a subsidiary’s equity instruments	—	—	—	—	-1 707
Proceeds from (+) / payment of (-) long-term borrowings	12	-6	14	792	2 291
Repayment of long-term borrowings	-955	-121	-2 713	-798	-862
Payment of short-term borrowings	-9	-55	-78	-85	-128
Dividends paid and other contributions to shareholders	0	-1	-9	-43	-71
Net cash used in / from financing activities	-952	-183	-2 786	-134	-477

Foreign exchange adjustment	-4	-116	-59	-90	-223
Net increase (+) / decrease (-) in cash and cash equivalents	867	-599	-872	-870	-1 319
Cash and cash equivalents at beginning of period	5 894	8 681	7 633	8 952	8 952
Cash and cash equivalents at end of period	6 761	8 082	6 761	8 082	7 633

(1) The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

(2)In 4-6/2014 and 1-6/2014 cash generated from operations includes 1.65 billion cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the sale of Devices & Services business to Microsoft.

(3)The capital expenditure cash outflow of EUR 157 million for 1-6/2014 includes EUR 33 million capital expenditure cash outflows relating to discontinued operations.

(4) In 4-6/2014 and 1-6/2014 proceeds of the sale of Devices & Services business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY,

Reported, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2012	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					41			41	25	66
Translation differences				-167				-167	-18	-185
Net investment hedges, net of tax				60				60		60
Cash flow hedges, net of tax					46			46	7	53
Available-for-sale investments, net of tax					37			37	0	37
Other increase/decrease, net							2	2	-1	1
Loss							-499	-499	-118	-617
Total comprehensive income	0	0	0	-107	124	0	-497	-480	-105	-585
Share-based compensation		9						9		9
Excess tax benefit on share-based compensation		1						1		1
Settlement of performance and restricted shares		-6	22			-18		-2		-2
Dividend								0	-5	-5
Other change in non-controlling interest								0	-29	-29
Total of other equity movements	0	4	22	0	0	-18	0	8	-34	-26
Balance at June 30, 2013	246	450	-607	638	119	3 118	3 500	7 464	1 164	8 628

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY,

Reported, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2013	246	615	-603	434	80	3 115	2 581	6 468	192	6 660
Remeasurements on defined benefit pensions, net of tax					-98		-47	-145		-145
Translation differences				182				182	-4	178
Net investment hedges, net of tax				-39				-39		-39
Cash flow hedges, net of tax					-41			-41		-41
Available-for-sale investments, net of tax					4			4		4
Other increase, net							40	40	0	40
Profit							2 272	2 272	10	2 282
Total comprehensive income	0	0	0	143	-135	0	2 265	2 273	6	2 279
Share-based compensation		-12						-12		-12
Settlement of performance and restricted shares		-15	30			-22		-7		-7
Dividend							-1 374	-1 374		-1 374
Disposal of subsidiaries								0	-109	-109
Convertible bond - equity component		-82						-82		-82
Other movements		-51					51	0		0
Total of other equity movements	0	-160	30	0	0	-22	-1 323	-1 475	-109	-1 584
Balance at June 30, 2014	246	455	-573	577	-55	3 093	3 523	7 266	89	7 355

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, Reported

(unaudited)

	Carrying amounts
At June 30, 2014	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	13	—	—	—	13	13
Available-for-sale investments, carried at fair value	—	464	—	—	—	464	464
Available-for-sale investments, carried at cost less impairment	—	231	—	—	—	231	231
Long-term loans receivable	—	—	—	102	—	102	90
Accounts receivable	—	—	—	3 089	—	3 089	3 089
Current portion of long-term loans receivable	—	—	—	9	—	9	9
Other current financial assets, derivatives	—	—	83	—	—	83	83
Other current financial assets, other	—	—	—	36	—	36	36
Investments at fair value through profit and loss, liquid assets	—	—	391	—	—	391	391
Available-for-sale investments, liquid assets carried at fair value	1 866	—	—	—	—	1 866	1 866
Available for-sale investments, cash equivalents carried at fair value	3 946	—	—	—	—	3 946	3 946
Total financial assets	5 812	708	474	3 236	—	10 230	10 218

Long-term interest-bearing liabilities(2)	—	—	—	—	2 434	2 434	3 602
Current portion of long-term loans(2)	—	—	—	—	35	35	35
Short-term borrowing	—	—	—	—	53	53	53
Other financial liabilities	—	—	58	—	—	58	58
Other liabilities, dividend payable	—	—	—	—	1 374	1 374	1 374
Accounts payable	—	—	—	—	2 185	2 185	2 185
Total financial liabilities	—	—	58	—	6 081	6 139	7 307

	Carrying amounts
At December 31, 2013	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	503	—	—	—	503	503
Available-for-sale investments, carried at cost less impairment	—	227	—	—	—	227	227
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 901	—	2 901	2 901
Current portion of long-term loans receivable	—	—	—	29	—	29	29
Other current financial assets, derivatives	—	—	191	—	—	191	191
Other current financial assets, other	—	—	—	94	—	94	94
Investments at fair value through profit and loss, liquid assets	—	—	382	—	—	382	382
Available-for-sale investments, liquid assets carried at fair value	956	—	—	—	—	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	—	—	3 957	3 957
Total financial assets	4 913	741	573	3 120	—	9 347	9 336

Long-term interest-bearing liabilities(2)	—	—	—	—	3 286	3 286	4 521
Current portion of long-term loans(2)	—	—	—	—	3 192	3 192	3 385
Short-term borrowing	—	—	—	—	184	184	184
Other financial liabilities	—	—	35	—	—	35	35
Accounts payable	—	—	—	—	1 842	1 842	1 842
Total financial liabilities	—	—	35	—	8 504	8 539	9 967

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

(2) The fair value of EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) as at end of 2013 was based on the bonds being repaid at par plus accrued interest at the close of the sale of the Devices & Services business to Microsoft (level 3). The fair values of other long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1).

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

At June 30, 2014	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	13	—	—	13
Available-for-sale investments, carried at fair value	5	17	442	464
Other current financial assets, derivatives	—	83	—	83
Investments at fair value through profit and loss, liquid assets	391	—	—	391
Available-for-sale investments, liquid assets carried at fair value	1 855	11	—	1 866
Available for-sale investments, cash equivalents carried at fair value	3 946	—	—	3 946
Total assets	6 210	111	442	6 763
Derivative liabilities	—	58	—	58
Total liabilities	—	58	—	58

At December 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives	—	191	—	191
Investments at fair value through profit and loss, liquid assets	382	—	—	382
Available-for-sale investments, liquid assets carried at fair value	945	11	—	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	3 957
Total assets	5 351	220	429	6 000
Derivative liabilities	—	35	—	35
Total liabilities	—	35	—	35

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available-for-sale investments carried at fair value
Balance at December 31, 2013	429
Total gains (+)/losses (-) in income statement	10
Total gains (+)/losses (-) recorded in other comprehensive income	-2
Purchases	29
Sales	-27
Other transfers	2
Balance at June 30, 2014	442

The gains and losses from financial assets categorized in level 3 are included in other operating  income and expenses as the investment and disposal objectives for these investments are business driven. A net gain of EUR 9 million (net loss of EUR 4 million in 2013) related to level 3 financial instruments held at June 13, 2014, was included in the profit and loss during 2014.

In Q2 2014 Nokia Group has concluded that certain real estate properties meet the criteria of assets held for sale. These long lived assets have been identified for disposal as part of the on-going restructuring activities. Nokia expects to realize the sale of these properties within the following twelve months. At June 30, 2014 the fair value of these assets is EUR 82 million. The valuation of these assets is based on third-party evaluations by real estate brokers taking into account Nokia’s divestment strategy for these assets as well as relevant market dynamics. This evaluation includes non-market observable inputs and hence these assets are considered to be level 3 category assets that are measured at fair value on a non-recurring basis.

INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations, EUR million

(unaudited)

	Issuer/Borrower	Final Maturity	30.6.2014	30.6.2013	31.12.2013
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	369	375	364
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	738	750	727
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	0	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	0	500	500
Prepaid liabilities(1)	Nokia Corporation	April 2014	0	0	1 500
Prepaid liabilities(2)	Nokia Solutions and Networks Finance B.V. and Nokia Solutions and Networks Oy	June 2014	0	988	958
Differences between Bond nominal and carrying values(3)	Nokia Corporation		2	-20	-182
Other liabilities(4)	Nokia Corporation and various subsidiaries		163	293	295
Total			2 522	5 386	6 662

(1) On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft and EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019 and EUR 500 million 3.625% convertible bonds due September 2020, all issued by Nokia Corporation to Microsoft, were repaid and netted against the deal proceeds by the amount of principal and accrued interest. Completion of this repayment resulted in EUR 57 million accounting charge for the second quarter 2014.

(2) On June 19, 2014 Nokia Solutions and Networks Finance B.V. redeemed EUR 450 million 6.75% bonds due April 2018 and EUR 350 million 7.125% bonds due April 2020. During the second quarter 2014 Nokia Solutions and Networks Finance B.V. prepaid EUR 88 million Finnish Pension Loan due October 2015, EUR 50 million R&D Loan from European Investment Bank, EUR 16 million Loan from Nordic Investment Bank and cancelled EUR 750 million Revolving Credit Facility due June 2015. Completion of the above redemptions and cancellations resulted in EUR 123 million finance expense for the second quarter 2014.

(3) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

(4) This line includes also EUR 2 million (EUR 23 million and EUR 76 million, at June 30, 2013 and December 31, 2013 respectively) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia  Networks continues to perform services within a contractually defined scope for a specified timeframe.

Upon completion of the above repayments, redemptions and cancellations, Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) Nokia Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Nokia Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23)

the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 24, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 3 4080

Investor Relations US, tel. +1 408 663 5685

Planned publication dates for interim reports in 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal